Mail Stop 3561
								September 7, 2005
Mr. Peter Tsaparas
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia  V6C 3L2
Canada


      Re:	Solar Energy Limited
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Quarterly Period Ended June 30, 2005 File No. 1-14791


Dear Mr. Tsaparas:

      We have reviewed your response letter dated August 19, 2005 and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanations.

	In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Year Ended December 31, 2004

Consolidated Statements of Operations, page F-4

1.	We have reviewed your response to our prior comment number 2.
Please tell us where you record your 33% minority interest in RECO in your statement of operations or otherwise confirm that you have stopped recording losses on your investment because the carrying amount has been reduced to 0. If so, in future filings, you should disclose this fact.



Note 1 - Summary of Significant Accounting Policies, page F-11

a. Organization, page F-12

2. We have reviewed your response to our prior comment number 5. It appears that you should not have recognized a gain on the exchange of your investments in Sunspring, Inc. and RECO for the common and preferred stock of Sun Power Corporation since it was subject to a mutual cancellation period. Please revise your financial statements to reverse the $64,573 gain you recognized in 2001.

3. Additionally, please provide us with the following additional information separately for both your investments in Sunspring, Inc.
and Renewable Energy Corporation (RECO):

* The amount and date of your initial investment along with the amounts and dates of each subsequent investment. Indicate the cumulative percentage of ownership in each instance.

* The amount of net income / (loss) for each year from the date of investment through December 31, 2004 or the date of deconsolidation for RECO.

* The dates and amounts of all advances.

* Please provide the above information in a rollforward schedule which identifies the beginning balance, changes resulting from additional advances, investments, net income / (loss) and ending balance.

* Tell us if Sunspring or RECO conducted any operations from November
26, 2001 through December 30, 2002, and if so, how you accounted for these results of operations.

4. We note your response to our prior comment number 7. Tell us why
RECO, a consolidated subsidiary, would have suspended or unrecognized losses subject to recapture which resulted in a gain upon deconsolidation. This comment also applies to your like disclosure regarding the recapture of losses for Sunspring, Inc..

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Interim Consolidated Balance Sheets, page 4

5. We note that you have revised your December 31, 2004 balance sheet
presented in your recently filed Form 10-Q.  You have also
indicated
in your August 19, 2005 responses to our prior comment numbers 1,
2
and 8 that you intend to amend your Form 10-KSB for the year ended December 31, 2004. Upon the conclusion of our review, in addition to amending your 2004 Form 10-KSB, we would expect you to amend your most recent Form 10-Q to disclose these facts and label your statement of operations and balance sheet for the year ended December
31, 2004 as "restated." Your disclosure should include the resulting effects of your restatement on previously reported financial statements. Refer to paragraph 26 of APB No. 9, Reporting the Results of Operations or paragraph 26 of SFAS No. 154, Accounting Changes and Error Corrections.

Interim Consolidated Statements of Cash Flows (Unaudited), page 6

6. We note your presentation of $50,000 of cash paid for mining and mineral rights in the investing activities section of your interim consolidated statement of cash flows for the six-month period ended
June 30, 2005, representing the return in cash of your $50,000 deposit on mining and mineral rights. We also note your disclosure in Note 9 that you have collected $25,000 as of June 30, 2005 with $25,000 remaining uncollected. Please revise your filing to correct this inconsistency.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Peter Tsaparas
Solar Energy Limited
September 7, 2005
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